STANDARD MOTOR PRODUCTS, INC.
                            37-18 Northern Boulevard
                        Long Island City, New York 11101

                                  June 15, 2007


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:        Kevin Vaughn, Branch Chief
                  Martin F. James, Senior Assistant Chief Accountant
                  Tara Harkins, Staff Accountant

         RE:      STANDARD MOTOR PRODUCTS, INC.
                  ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006 FILED ON MARCH 16, 2007; FILE NO. 001-04743

Dear Sirs:

         On behalf of Standard Motor Products, Inc., we are responding to the comments of the Staff of the Securities and Exchange Commission contained in a letter dated June 6, 2007 in connection with the above-referenced Annual Report on Form 10-K (the "Form 10-K"). The following responses are numbered to correspond to the Staff's numbered comments contained in the Staff's letter.

         1. REPORTS AND CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         In connection with the filing of our Form 10-K, our independent registered public accounting firm, Grant Thornton LLP, provided us with manually executed copies of its (a) Report of Independent Registered Public Accounting Firm--Internal Controls over Financial Reporting, (b) Report of Independent Registered Public Accounting Firm--Consolidated Financial Statements, (c) Audit Report on Supplemental Schedule, and
         (d) Consent of Independent Registered Public Accounting Firm.

         The Staff correctly notes that the EDGAR version of these Reports and Consent in the filed version of our Form 10-K do not contain the conformed signature of Grant Thornton. However, we respectfully request that the Staff reconsider its comment that we amend our Form 10-K to include Grant Thornton's conformed signatures. We advise the Staff that the failure to include the conformed signatures was merely a technical oversight. Grant Thornton manually executed each of the Reports and Consent, and we can provide the Staff with copies of Grant Thornton's signatures if it desires to see them. At no time since we have filed our Form 10-K did an investor, shareholder, analyst or other stakeholder question whether Grant Thornton executed their Reports or Consent. We do not believe that the lack of Grant Thornton's conformed signatures in our Form 10-K is material to an investment decision or is necessary for the protection of investors.

         For the reasons expressed above, we respectfully request the Staff reconsider its comment that we amend our Form 10-K. We advise the Staff that we will ensure that the conformed signatures of Grant Thornton will be included in future filings.

         2. CONSOLIDATED BALANCE SHEETS--GOODWILL

         We advise the Staff that in our future filings we will separately break-out goodwill on the face of our consolidated balance sheets.

         3. NOTE 15. OTHER INCOME (EXPENSE), NET

         (a) We supplementally advise the Staff that none of our joint ventures are deemed to be a "significant subsidiary" as defined under Regulation S-X. Notwithstanding the foregoing, we supplementally advise the Staff in the table below of our (x) ownership percentage, (y) investment balance at December 31, 2006 and 2005, and (z) equity income for December 31, 2006, 2005 and 2004 for each of our joint ventures (dollars in thousands):

                                OWNERSHIP          INVESTMENT          EQUITY
                                PERCENTAGE          BALANCE            INCOME
           Blue Streak
           Electronic, Inc.
                    2006           50%              $2,204             $ 307
                    2005           50%              $1,884             $ 498
                    2004                                               $ 472

           Testar, Ltd.
                    2006           50%              $  (37)            $ 188
                    2005           50%              $  332             $ 364
                    2004                                               $ 422

           Valeo Four
           Seasons S.A.
                    2006           50%              $  451             $ 420
                    2005           50%              $ (129)            $  94
                    2004                                               $(141)

         (b) We advise the Staff that in our future filings we will disclose the type of information disclosed above for each of our material joint ventures, if any.

         (c) We have considered the requirements of Rule 3-09 of Regulation S-X and Item 4-08(g) of Regulation S-X for each of our equity investees. For all of the reporting periods presented, we analyzed the stipulated quantitative thresholds and found that individually and in aggregate, the joint ventures amounts were well under 20% of the corresponding consolidated amounts.

         In response to the Staff's comments, the Company acknowledges that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         Please contact the undersigned or Carmine Broccole, our Vice President General Counsel, or Luc Gregoire, our Corporate Controller, at 718-392-0200, if you have any questions regarding this matter.


                                           Very truly yours,

                                           /s/ James J. Burke
                                           ------------------
                                           Chief Financial Officer and
                                           Vice President Finance